UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-224737, No. 333-210561, No. 333-200834 and No. 333-279844) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in Exhibit 99.1 included with this Report on Form 6-K is not incorporated by reference or deemed to be a part of this Report on Form 6-K or any of the Registration Statements.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibit attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and under the provisions of Canadian securities laws. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, those relating to the Company’s expectations regarding the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company.

Risks and factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	the Company’s patented technologies and value-driving products, and development thereof;
●	the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products;
●	the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as such products’ capability to address unmet needs within the nutraceuticals markets;
●	Macrilen® (macimorelin) and the Company’s plans in respect of same, including commercialization and clinical programs as well as in respect of the top line data from the DETECT-trial;
●	the Company’s business strategy;
●	the strategic decision to sunset the Company’s Amyotrophic Lateral Sclerosis (ALS) program;
●	the Company’s positioning in its target markets;
●	the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels;
●	expectations for completion of the Company’s Edmonton facility and Natex Termitz facility;
●	pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials;
●	the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications;
●	management’s assumptions, estimates and judgements;
●	liquidity and capital resources;
●	adequacy of our financial resources to finance operations and expenditure requirements;
●	limitations on internal controls over financial reporting; and
●	the plans, objectives, future outlook and financial position of the Company in general.

Additional risk factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors” contained in the Company’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions from time to time, including those containing its quarterly and annual results, with the SEC, which are available on the Company’s website located at www.cosciensbio.com.

Many of these risks and factors are beyond the Company’s control. The Company cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, the Company will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

DOCUMENTS INDEX

Exhibit	Description
99.1	COSCIENS Biopharma Inc. Reports Third Quarter 2024 Financial Results and Provides Update on Advancements with Merger Integration Process and Ongoing Development Programs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: November 12, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer